U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

September 17, 2025

Re: Rubico Inc.

Draft Registration Statement on Form F-1

Submitted August 22, 2025

CIK No. 0001943421

Ladies and Gentlemen:

This letter sets forth the response of Rubico Inc. (the “Company”) to the comment letter dated September 9, 2025 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form F-1 (the “Registration Statement”), that was confidentially submitted to the Commission for review on August 22, 2025. The Company is today publicly filing via EDGAR this letter together with a revised Registration Statement, which responds to the Staff’s comments contained in the Comment Letter, and contains as well certain updated, revised and supplemental information.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Draft Registration Statement on Form F-1

General

1.	We note you disclose that the lower that the stock price of your common shares is on the First Reset Date and Second Reset Date, the more shares that will be issuable pursuant to the Warrants. Please expand your disclosure to also discuss, if true, that the number of shares issuable on the exercise of the Warrants under the zero cash exercise option increases as the stock price falls further below the applicable exercise price of the Warrants.

The Company has revised the Registration Statement in response to the Staff’s comment.

2.	We note that certain disclosures appear to not have been updated following the consummation of the Spin-Off. In this regard, we note you disclose on page 11 that the "offering is conditioned on the consummation of the Spin-Off and commencement of trading on [y]our common shares on Nasdaq.” However, you also disclose on page 3 that the Spin-Off distribution was consummated and your common shares began trading on Nasdaq on August 4, 2025. Please revise your prospectus to ensure your disclosures are current.

The Company has revised the Registration Statement in response to the Staff’s comment.

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If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP